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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                (AMENDMENT NO. 1)

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              FIRSTBANK CORPORATION
                       (Name of Subject Company (Issuer))

                         FIRSTBANK CORPORATION (Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    33761G104
                      (CUSIP Number of Class of Securities)

                             Mr. Thomas R. Sullivan
                             Chief Executive Officer
                              Firstbank Corporation
                              311 Woodworth Avenue
                              Alma, Michigan 48801
                                 (989) 463-3131
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies To:

                                Donald L. Johnson
                    Varnum, Riddering, Schmidt & Howlett, LLP
                             333 Bridge Street N.W.
                          Grand Rapids, Michigan 49504
                                 (616) 336-6000

                            CALCULATION OF FILING FEE

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         Transaction Valuation*                      Amount of Filing Fee**

---------------------------------------    -------------------------------------

              $15,000,000                                     $1,901***

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* Calculated in accordance with Rule 0-11 of the Securities Exchange Act of
1934. This calculation assumes the purchase of 500,000 shares, no par value, at the tender offer price of $30.00 per share in cash. ** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

***Previously paid

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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid: N/A.                Filing Party: N/A.
Form or Registration No.: N/A.              Date Filed: N/A.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].


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
                             INTRODUCTORY STATEMENT


     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 15, 2004 (the "Schedule TO") by Firstbank Corporation, a Michigan corporation (the "Company"), relating to the offer by the Company to purchase up to 500,000 shares of its common stock, no par value per share (the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $30.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated June 15, 2004 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively.

     The information in the Offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 2, 4 and 11.

Items 1, 2, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:


(1) The second paragraph of the response to the question "Once I have tendered shares in the offer, can I change my mind?" under the Section entitled "Summary" on page ii of the Offer to Purchase, is amended by replacing "Friday, August 20, 2004" with "Tuesday, August 10, 2004".


(2) The first paragraph under the Section entitled "4. Withdrawal Rights" on page 9 of the Offer to Purchase is amended by replacing "Friday, August 20, 2004" with "Tuesday, August 10, 2004".


(3) The first bullet point under the heading "No Legal Prohibition Condition" under the Section entitled "7. Conditions of Our Offer" on page 11 of the Offer to Purchase is amended by deleting the words "directly or indirectly".


(4) The second bullet point under the heading "No Legal Prohibition Condition" under the Section entitled "7. Conditions of Our Offer" on page 11 of the Offer to Purchase is amended by deleting the word "threatened".


(5) The fifth bullet point under the heading "Material Adverse Change Condition" under the Section entitled "7. Conditions of Our Offer" on page 11 of the Offer to Purchase is amended by deleting the phrase "any significant decrease in the market price of our common shares and inserting the phrase "any significant decrease in the market price of our common shares by an amount greater than 10% from the closing price on June 15, 2004".


(6) The sixth bullet point under the heading "Material Adverse Change Condition" under the Section entitled "7. Conditions of Our Offer" on page 11 of the Offer to Purchase is amended by deleting the words "or may be".


Item 12


Item 12 is amended by adding the following exhibits which were previously filed on Schedule TO:


(a)(1)(v) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.


(a)(1)(vii) Form of Letter to Shareholders of Firstbank Corporation, dated June
            15, 2004, from Thomas R. Sullivan, Chief Executive Officer and President of Firstbank Corporation.


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                FIRSTBANK CORPORATION


                                                By: /s/ Thomas R. Sullivan
                                                   -----------------------------
                                                         Thomas R. Sullivan
                                                         Chief Executive Officer
                                                         And President
Dated: June 30, 2004


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                                  EXHIBIT INDEX

Exhibit Number                 Description

Ex.99(a)(1)(i)*    Form of Offer to Purchase, dated June 15, 2004

Ex.99(a)(1)(ii)*   Form of  Letter  of  Transmittal  (including Certification of Taxpayer Identification Number on Form W-9)
Ex.99(a)(1)(iii)*  Notice of Guaranteed Delivery
Ex.99(a)(1)(iv)*   Form of Letter to Brokers,  Dealers, Commercial  Banks,
                   Trust Companies and Other Nominees
Ex.99(a)(1)(v)*    Form of Letter from Brokers, Dealers, Commercial  Banks,
                   Trust Companies and Other Nominees to their Clients
Ex.99(a)(1)(vi)*   Instruction Form for Shares Held by Brokers, Dealers,
                   Commercial Banks and Trust Companies

Ex.99(a)(1)(vii)*  Form of Letter to Shareholders of
                   Firstbank Corporation, dated June 15, 2004, from
                   Thomas R. Sullivan, Chief Executive Officer and
                   President of Firstbank Corporation
Ex.99(a)(1)(viii)* Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9
Ex.99(a)(1)(ix)*   Press Release issued by Firstbank  Corporation, dated June
                   15, 2004
Ex.99(a)(1)(x)*    Questions and Answers Brochure
Ex.99(b)*          Promissory Note for the Line of Credit with LaSalle Bank

*Previously filed with Schedule TO on June 15, 2004.